UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE
1ST QTR2024



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

MESSAGE FROM MANAGEMENT

The first quarter of the year once again confirms the Company's consistent delivery, presenting solid results and growth in all revenue lines, EBITDA, net income and operating cash flow.

Furthermore, our customer service metrics continue to evolve, we continue to advance in the expansion of 5G and we launched a new front focused on B2B customers: TIM IoT Solutions.

The year has just begun, and we will have many new features, such as the launch of a new portfolio for B2C customers and the application of artificial intelligence in caring channels, which is currently being tested.

2024 FIRST QUARTER HIGHLIGHTS

FINANCIAL

CONSISTENT NUMBERS IN THE FIRST QUARTER

- Solid revenue expansion at almost twice the rate of inflation: Total and Service Revenue up +7.3% YoY;
- Contribution from the main revenue lines: MSR growing 7.4% YoY and TIM UltraFibra Revenue +9.1% YoY in 1Q24;
- Another record-high number for Mobile ARPU: total ARPU reaching R$30.3 (+8.8% YoY) in 1Q24, with Postpaid ex-M2M reaching R$51.0 (+6.3% YoY);
- Double-digit EBITDA growth (+10.7% YoY) with a 140 bps YoY margin expansion;
- Best EBITDA-AL* - Capex in a first quarter: R$843 million (+58.6% YoY);
- Consistent bottom-line: Normalized Net Income reaching R$519 million in 1Q24 (+19.0% YoY).

OTHER HIGHLIGHTS

EVOLVING ON DIFFERENT FRONTS

- 5G is now available in 266 cities, including all capitals;
- Launch of the TIM IoT Solutions brand, reinforcing our expertise in digital transformation, with a focus on Agribusiness, Utilities, Logistics and Industry 4.0;
- The only telco to win 4 seals in the Diversity ranking by Great Place to Work Brasil, in the categories: LGBTQIA+, 50+, Woman and Ethnic-racial.

+7.3%
YoY advance of Normalized Net Revenue in 1Q24

+10.7%
YoY evolution of Normalized EBITDA in 1Q24

47.4%
Normalized EBITDA Margin in 1Q24

+58.6%
YoY growth of EBITDA-AL* - Capex in 1Q24

13.8%
EBITDA-AL* - Capex over Normalized Net Revenue in 1Q24

22.2%
Capex over Normalized Net Revenue in 1Q24

+19.0%
YoY increase in Normalized Net Income in 1Q24

R$ 200 mln
of IoC announced in 1Q24

RESULTS CONFERENCE

May 7th, 2024, at:

9:30 a.m. (BRT) / 8:30 a.m. (US EST)

Livestream (Zoom): Click here

* EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning of sites. For more details, access Exhibit 5 – EBITDA After Lease.

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
FINANCIAL (R$ million)					
Normalized* Net Revenues	**6,096**	**5,681**	**7.3%**	**6,275**	**-2.9%**
Services Revenues	5,909	5,508	7.3%	6,035	-2.1%
Mobile Service	5,577	5,193	7.4%	5,706	-2.3%
Fixed Service	332	315	5.5%	329	1.1%
Normalized* Operating Expenses	(3,205)	(3,069)	4.4%	(3,125)	2.6%
Normalized* EBITDA	**2,890**	**2,612**	**10.7%**	**3,150**	**-8.2%**
Normalized* EBITDA Margin	**47.4%**	**46.0%**	**1.4p.p.**	**50.2%**	**-2.8p.p.**
Normalized* Net Income	519	437	19.0%	900	-42.3%
Capex	1,355	1,289	5.1%	1,292	4.8%
Normalized* EBITDA-AL - Capex	843	532	58.6%	1,169	-27.9%
OPERATIONAL					
Mobile Customer Base ('000)	**61,420**	**61,721**	**-0.5%**	**61,248**	**0.28%**
Prepaid	33,312	35,653	-6.6%	33,634	-1.0%
Postpaid	28,108	26,067	7.8%	27,614	1.8%
TIM UltraFibra Customer Base ('000)	**806**	**732**	**10.1%**	**802**	**0.5%**

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (-R$303.2 million in 4Q23 and -R$4.4 million in 1Q23). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Net Financial Results (+R$27.5 million in 4Q23) and Income Tax and Social Contribution (+R$93.8 million in 4Q23 and -R$12.4 million in 1Q23). Normalized EBITDA-AL excluding the impact of the fines related to the decommissioning of sites (+R$83.0 million in 4Q23).


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS

On March 19, 2024, the Board of Directors ("BoD") of TIM S.A. approved the distribution of R$200 million as Interest on Capital ("IoC"). The payment was made on April 22, 2024. On March 28, 2024, the Company announced additional Dividends for the fiscal year ended December 31, 2023, totaling R$1.31 billion, to be paid in April, July, and October 2024. On April 22, 2024, TIM S.A. paid the first installment of the additional Dividends in the amount of R$437 million.

CONTRIBUTION TO THE 5G INVESTMENT FUND

On April 30, 2024, the Company made a new contribution of approximately US$15 million (R$77 million) to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

FINANCIAL PERFORMANCE

OPERATING REVENUE

SOLID EXPANSION WITH CONSISTENT PERFORMANCE IN ALL MAIN REVENUE LINES

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Reported Net Revenues	**6,096**	**5,640**	**8.1%**	**6,275**	**-2.9%**
Normalized* Net Revenues	**6,096**	**5,681**	**7.3%**	**6,275**	**-2.9%**
Services Revenues	**5,909**	**5,508**	**7.3%**	**6,035**	**-2.1%**
Mobile Service	**5,577**	**5,193**	**7.4%**	**5,706**	**-2.3%**
Client Generated	5,191	4,822	7.7%	5,285	-1.8%
Interconnection	94	111	-14.6%	101	-6.9%
Customer Platform	31	32	-1.3%	40	-22.0%
Others	260	229	13.6%	280	-7.0%
Fixed Service	**332**	**315**	**5.5%**	**329**	**1.1%**
of which TIM UltraFibra	229	209	9.1%	227	0.7%
Product Revenues	**186**	**174**	**7.3%**	**241**	**-22.6%**

* Net Revenue normalized by the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. took effect on April 1st, 2023.

In the first quarter of 2024, Normalized Net Revenue grew by 7.3% YoY, totaling R$6,096 million. This result counted on the contribution of all main fronts, of which (i) Mobile Service Revenue grew by 7.4% YoY, leveraged by Postpaid services; (ii) Broadband Service Revenue from TIM UltraFibra grew by 9.1% YoY; and (iii) Product Revenue grew by 7.3% YoY.


Evolution in the main business lines
Normalized Net Revenue
(R$ mln; % YoY)
7.3%
5,681
370
-0.4
15
17
13
6,096
Mobile 7.4%
5.5%
7.3%
1Q23
Client Generated
Customer Platform
ITX and Others
Fixed
Products
1Q24

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue ("MSR") totaled R$5,577 million in 1Q24, corresponding to an increase of 7.4% YoY, mainly reflecting the positive organic performance in Postpaid. **Normalized Mobile ARPU (average monthly revenue per user) reached R$30.3, the highest in the sector,** represented by a expansion of 8.8% YoY – the highest growth for a 1st quarter in the Company's history – which, once again, corroborates our strategy of increasing monetization of the customer base.

Below is the performance breakdown of each mobile customer profile:

I. **Prepaid Revenue was almost flat (+0.4% YoY) in 1Q24, and Prepaid ARPU reached R$14.6 (+5.4% YoY).** In this quarter, the line was impacted by seasonal effects (e.g., vacation period, Carnival, peak of inflation over population domestic feeding) that affected the recharge dynamics. Furthermore, the good performance in the migration of customers from Prepaid to Postpaid also had a relevant impact. The combination of these elements reduced the positive effects of the biweekly offer adjustment that occurred in 4Q23.

II. **Postpaid Revenue had good performance, growing 7.4% YoY in 1Q24, with Postpaid ARPU reaching R$42.1 (+4.1% YoY) and Postpaid ARPU ex-M2M reaching R$51.0 (+6.3% YoY).** The performance is explained by (i) the tariff adjustment on Postpaid offers throughout 2023; (ii) the improvement in customer base management, reducing churn rates to 1.1% per month, of which 0.8% in Postpaid ex-M2M – one of the lowest in the Company's history; and (iii) through the ongoing migration process to higher value plans, reinforcing the attractiveness of our postpaid plans.

Interconnection Revenue (ITX) dropped by 14.6% YoY in 1Q24, due to the lower incoming traffic in the annual comparison.

Customer Platform Revenue totaled R$31 million in 1Q24, down by 1.3% YoY, due to a slower performance already expected in this line, as a result of the revision of this line's business model and the pursuit of new partnerships with exclusive offers.

The Other Normalized Revenues[1] line increased by 13.6% YoY, due to higher revenues related to readjustments on infrastructure and network sharing contracts.

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, referring to the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani, which was extinguished with the merger of Cozani.

Breakdown of the Fixed Segment (net of taxes and deductions):

In 1Q24, Fixed Service Revenue totaled R$332 million, up by 5.5% YoY.



TIM UltraFibra Revenue
(R$ mln; %YoY)
9.1%
209
229
1Q23
1Q24
FTTH leading to consistent performance

TIM UltraFibra, the main line for the fixed segment, **grew by 9.1% YoY in 1Q24**, sustaining its growth pace and reaching **the highest broadband ARPU in the Company's history, R$95.8 (+3.1% YoY).** The consistent result reflects the Company's strategy to focus on the evolution of FTTH (Fiber-to-the-Home), which already accounts for over 90% of our total broadband customer base.

Breakdown of Product Revenue (net of taxes and deductions):

Product Revenue grew by 7.3% YoY, following the increase in device sales, especially those compatible with 5G technology, and equipment related to our "B2B IoT" business segment – which reflects our movement to offer greater diversification in the product portfolio in order to meet customer needs and offer greater convenience.

OPERATING COSTS AND EXPENSES

- ***OPEX INCREASING AT A SLOWER PACE THAN REVENUE***

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Reported Operating Expenses	**(3,205)**	**(3,065)**	**4.6%**	**(2,822)**	**13.6%**
Normalized* Operating Expenses	**(3,205)**	**(3,069)**	**4.4%**	**(3,125)**	**2.6%**
Personnel	(364)	(335)	8.7%	(359)	1.4%
Selling and Marketing	(980)	(1,034)	-5.2%	(960)	2.1%
Network & Interconnection	(1,135)	(966)	17.4%	(1,032)	10.0%
General & Administrative	(220)	(245)	-10.0%	(233)	-5.5%
Cost Of Goods Sold (COGS)	(248)	(230)	7.7%	(311)	-20.4%
Bad Debt	(166)	(160)	3.7%	(173)	-4.0%
Other operational revenues (expenses)	(93)	(100)	-6.7%	(58)	60.4%
Normalized* Operating Expenses Ex-COGS	**(2,958)**	**(2,839)**	**4.2%**	**(2,814)**	**5.1%**

* Operating Costs normalized by: non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (-R$303.4 million in 4Q23), expenses with consulting services within the scope of the acquisition project of Oi Mobile and customer migration (+R$190k in 4Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23) and expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23).

Normalized Operating Costs and Expenses totaled R$3,205 million in 1Q24, up by 4.4% YoY. Reported Operating Costs and Expenses also reached R$3,205 million in 1Q24, a YoY increase of 4.6%, justified by the non-recurring effects recorded in 1Q23 as indicated in the table above.

Breakdown of Normalized Costs and Expenses Performance:

Personnel costs grew by 8.7% YoY in 1Q24, impacted by salary adjustments, higher benefits, and costs related to employees' profit sharing.

The Commercialization and Advertising line fell by 5.2% YoY in 1Q24, mainly due to (i) the termination of the Temporary Service Agreement with Oi last year, which benefited the annual comparison; and (ii) lower costs with customer service, due to the higher penetration of digital services on customer caring.

The Normalized Network and Interconnection group[2] increased by 17.4% YoY in 1Q24, as a result of a worsening in the Interconnection line, which continues to be affected by (i) higher expenses for roaming services, in line with the restructuring of the international roaming portfolio; (ii) increased spending on content providers; and (iii) higher fiber network maintenance costs due to the expansion of TIM UltraFibra during last year.

General and Administrative Expenses (G&A) fell by 10.0% YoY in 1Q24, due to lower expenses with the contracting of strategic consulting services compared to the first quarter of 2023.

The Cost of Goods Sold (COGS) grew by 7.7% YoY in 1Q24, in line with the revenue evolution, following the dynamics of sales of higher average-cost devices.

The Bad Debt line increased by 3.7% YoY in 1Q24, a slight growth which was within the Company's expectation as the mix of the customer base migrates to postpaid services. However, the **Bad Debt over Gross Revenue ratio reached 1.9%** (vs. 2% in 1Q23).

Other Normalized Operating Expenses (Revenue)[3] fell by 6.7% YoY in 1Q24, mainly due to lower provisions for civil contingencies, offset by higher expenses with provisions for tax contingencies.

[2] The Network and Interconnection line was impacted by non-recurring items, in the amount of R$190k in 4Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[3] The Other Normalized Operating Expenses (Revenue) line was impacted by non-recurring items, in the amount of -R$303.4 million in 4Q23, referring to the effect from the accounting for the closing price adjustment agreement for Oi's mobile assets, and R$886k in 1Q23, referring to expenses with FUST/FUNTEL.

FROM EBITDA TO NET INCOME

ROBUST EBITDA NUMBERS: DOUBLE-DIGIT GROWTH AND MARGIN EXPANSION

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
Normalized (R$ million)					
Normalized* EBITDA	**2,890**	**2,612**	**10.7%**	**3,150**	**-8.2%**
Normalized* EBITDA Margin	47.4%	46.0%	1.4p.p.	50.2%	-2.8p.p.
Depreciation & Amortization	**(1,755)**	**(1,777)**	**-1.3%**	**(1,750)**	**0.3%**
Depreciation	(1,276)	(1,293)	-1.4%	(1,267)	0.7%
Amortization	(479)	(484)	-1.0%	(483)	-0.9%
Equity in Earnings	**(23)**	**(19)**	**21.0%**	**(23)**	**-1.7%**
Normalized* EBIT	**1,113**	**816**	**36.4%**	**1,377**	**-19.2%**
Normalized* EBIT Margin	18.3%	14.4%	3.9p.p.	21.9%	-3.7p.p.
Normalized* Net Financial Results	**(525)**	**(223)**	**135.0%**	**(450)**	**16.6%**
Financial Expenses	(754)	(596)	26.6%	(755)	-0.1%
Normalized* Financial Income	221	375	-41.0%	314	-29.6%
Net Exchange Variation	8	(3)	n.a.	(10)	n.a.
Normalized* EBT	**588**	**593**	**-0.8%**	**927**	**-36.5%**
Normalized* Income Tax and Social Contributior	(69)	(156)	-56.1%	(26)	163.0%
Normalized* Net Income	**519**	**437**	**19.0%**	**900**	**-42.3%**
Total Normalized Items	-	(24)	n.a.	182	n.a.
Reported (R$ million)					
Reported EBITDA	**2,890**	**2,575**	**12.2%**	**3,453**	**-16.3%**
Reported EBITDA Margin	47.4%	45.7%	1.8p.p.	55.0%	-7.6p.p.
Reported EBIT	**1,113**	**780**	**42.8%**	**1,680**	**-33.8%**
EBIT Margin	18.3%	13.8%	4.4p.p.	26.8%	-8.5p.p.
Net Financial Results	**(525)**	**(223)**	**135.0%**	**(478)**	**9.9%**
Income Before Taxes	**588**	**556**	**5.7%**	**1,202**	**-51.1%**
Income Tax and Social Contribution	(69)	(144)	-52.3%	(120)	-42.8%
Reported Net Income	**519**	**412**	**25.9%**	**1,083**	**-52.0%**

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (-R$303.2 million in 4Q23 and -R$4.4 million in 1Q23). Net Financial Result normalized by the monetary adjustment on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23). Normalized Net Income according to the items described in the Revenue, Costs and Net Financial Results sections, as previously described, and non-recurring items in Income Tax and Social Contribution: impact from deferred and current taxes on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$93.8 million in 4Q23), tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$64k in 4Q23 and -R$4.2 million in 1Q23).

EBITDA[4] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$2,890 million in 1Q24, a robust increase of 10.7% YoY, supported by solid operating performance on the main business fronts. Accordingly, the **Normalized EBITDA Margin reached 47.4%,** representing a YoY expansion of 140 bps, recovering its high level after a period impacted by the acquisition of Oi's mobile assets.


EBITDA driven by revenue growth and cost control
Normalized EBITDA and Margin
(R$ mln; %YoY)
10.7%
2,612
2,890
1Q23
1Q24
46.0%
47.4%
EBITDA Margin

Considering the effects of leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")[5]** (excluding impacts from fines related to the decommissioning of sites[6]) **grew by 20.7% YoY in 1Q24,** totaling R$2,198 million, with a **margin of 36.1%,** which represents +400 bps YoY, reflecting the benefits of a holistic approach focused on efficiency.


Normalized EBITDA-AL
(R$ mln)
1,820
278
99
2,198
-27
2,171
1Q23
Δ Normalized EBITDA
Δ Leases
1Q24
Decommissioning Fines
1Q24 After Fines
8 consecutive quarters of double-digit EBITDA-AL growth

[4] EBITDA is normalized according to the items described in the "Revenue" and "Costs" sections.
[5] EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning of sites. For more details, access Exhibit 5 – EBITDA After Lease.
[6] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

DESCRIPTION	1Q24	1Q23	%YoY	4Q23	% QoQ
R$ million					
Depreciation	(1,276)	(1,293)	-1.4%	(1,267)	0.7%
of which Depreciation of Leases	(471)	(628)	-25.0%	(478)	-1.5%
Amortization	(479)	(484)	-1.0%	(483)	-0.9%
Total D&A	**(1,755)**	**(1,777)**	**-1.3%**	**(1,750)**	**0.3%**

The D&A line fell by 1.3% YoY in 1Q24. This result was due to (i) the reduction in depreciation of right-of-use assets from IFRS 16 leases, arising from the decommissioning of the towers; and (ii) lower software amortization amount.

Normalized EBIT grew by 36.4% YoY in 1Q24 with a margin of 18.3%, reflecting the consistent EBITDA performance.

NET FINANCIAL RESULT

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Cash Items	**(506)**	**(557)**	**-9.1%**	**(498)**	**1.7%**
Financial Debt Interest (Net of Derivatives)	(82)	(143)	-42.4%	(133)	-38.0%
Interest related to Cash & Cash Equivalents	106	123	-13.9%	141	-24.9%
Net Leases Interest	(342)	(351)	-2.6%	(325)	5.2%
Auction Spectrum Monetary Adjustment & Interest	(26)	(25)	4.3%	(37)	-27.6%
Others*	(162)	(161)	0.5%	(145)	11.6%
Non-Cash Items	**(19)**	**334**	**n.a.**	**48**	**n.a.**
Interest Capitalized from Licenses	-	74	n.a.	-	n.a.
Mark-to-market from Derivative	(19)	53	n.a.	48	n.a.
C6 Mark-to-market	-	20	n.a.	-	n.a.
Others	-	187	n.a.	-	n.a.
Net Financial Result	**(525)**	**(223)**	**135.0%**	**(450)**	**16.6%**

* Net Financial Result normalized by the monetary adjustment on the non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23).

The Net Financial Result[7] was negative by R$525 million in the quarter, down by R$302 million compared to 1Q23, mainly impacted by non-cash items: (i) negative effect in the annual comparison due to the impact of the renegotiation of tower lease agreements recorded in 1Q23; (ii) conclusion of interest capitalization for the 3.5GHz license; (iii) negative impact from the non-achievement of a new tranche of the C6 subscription bonus in 1Q24; and (iv) negative result from marking to market of derivatives in the quarter.

[7] The Net Financial Result had a non-recurring impact of R$27.5 million in 4Q23, referring to the monetary restatement on the effect of the accounting for the adjusted closing price for Oi's mobile assets.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution ("IR/CSLL"), in the Normalized[8] view, totaled -R$69 million in 1Q24, compared to -R$156 million in 1Q23, corresponding to an **effective rate of -11.7%** against -26.3% in the same period of 1Q23. This improvement is related to the distribution of Interest on Equity in 1Q24, which did not occur in the same period in 2023. In 1Q23, there were also impacts in deferred taxes referring to Cozani's assets, which have also contributed to the YoY improvement.

NET INCOME

Normalized Net Income[9] totaled R$519 million in 1Q24, a growth of 19.0% YoY, maintaining the bottom-line recovery dynamics of double-digit growth presented in the last quarters. Thus, Normalized Earnings per Share (EPS) reached R$0.21 in the quarter compared to R$0.18 in 1Q23.

CAPEX

DESCRIPTION	1Q24	1Q23	%YoY	4Q23	% QoQ
R$ million					
Network	984	886	11.1%	878	12.0%
IT & Others	371	403	-8.0%	414	-10.4%
Total Capex	**1,355**	**1,289**	**5.1%**	**1,292**	**4.8%**
Total Capex/Net Revenue	**22.2%**	**22.7%**	**-0.5p.p.**	**20.6%**	**1.6p.p.**

Capex totaled R$1,355 million in 1Q24, a YoY growth of 5.1%, due to higher investments allocation in network infrastructure with the consolidation of 5G in new regions. This quarter, 5G coverage reached 100% of the neighborhoods of Belo Horizonte and Goiânia. It is worth noting that this line follows the seasonality already expected by the Company and, therefore, the guidance for Capex released by TIM for the year 2024 remains unchanged.

As a result, the **Total Capex over Normalized Net Revenue ratio was 22.2%** compared to 22.7% in 1Q23, down by 50 bps YoY.

[8] The Income Tax and Social Contribution line had a non-recurring impact of R$93.8 million in 4Q23, referring to deferred and current taxes on the effect for the closing price adjustment agreement for Oi's mobile assets, -R$8.2 million in 1Q23, referring to tax credits related to the intercompany contract with Cozani, and -R$64k in 4Q23 and -R$4.2 million in 1Q23, referring to other tax effects.
[9] Net Income is normalized according to items in the "From EBITDA to Net Income" section.

CASH FLOW

Normalized EBITDA (-) Capex totaled R$1,536 million in 1Q24, up by 16.1% YoY. When returning the effects from leases, **Normalized EBITDA-AL[10] (-) Capex totaled R$843 million in the quarter, increasing by 58.6% YoY.** Both results were possible due to the solid EBITDA growth, in addition to a significant reduction in the level of leases. The **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 13.8%.**


Cash generation growing at a solid pace
Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
58.6%
532
843
1Q23
1Q24
9.4%
13.8%
over Net Revenue

DESCRIPTION	1Q24	1Q23	%YoY	4Q23	% QoQ
R$ million					
Reported EBITDA	2,890	2,575	12.2%	3,453	-16.3%
Capex	(1,355)	(1,289)	5.1%	(1,292)	4.8%
Reported EBITDA - Capex	**1,536**	**1,287**	**19.3%**	**2,161**	**-28.9%**
Adjustment of Closing Price Gain from Oi Mobile*	-	-	n.a.	(303)	n.a.
Reported EBITDA - Capex - Adjustment	**1,536**	**1,287**	**19.3%**	**1,858**	**-17.3%**
Δ Working Capital and Income Tax	(1,237)	(691)	79.0%	1,646	n.a.
of which Spectrum Auction Payment	-	-	n.a.	(186)	n.a.
Leases Payment**	(734)	(806)	-8.9%	(788)	-6.8%
of which Penalities	(27)	-	n.a.	(83)	-67.9%
Operating Free Cash Flow	**(435)**	**(210)**	**107.3%**	**2,716**	**n.a.**

* The reclassification refers to the non-recurring gain from the accounting for the closing price adjustment agreement for Oi's mobile assets, which is reallocated from the operating cash flow to the investment cash flow.
** Incentives on the payment of leases were recognized in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$33.9 million in 1Q24).

Operating Free Cash Flow ("OpFCF") was negative by R$435 million in 1Q24, worse by R$226 million in comparison to 1Q23. This result is a consequence of Reported EBITDA (-) Capex growth, and lower lease payment, offset by a negative variation of Working Capital. This negative variation is mainly explained by an increase in the balance of the Suppliers line with a higher volume of payments due to the seasonality effect of the period.

[10] EBITDA-AL is normalized according to items in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning of sites. For more details, access Exhibit 5 – EBITDA After Lease.

It is worth mentioning that the full payment of the TFF rate, which is a component of the Fistel fee, has remained suspended since 2020 to date. The total amount recognized until March 31, 2024 was R$2.7 billion, of which R$2.2 billion was principal and R$522 million was default interest. The accumulated amount of principal due in 2024 is R$2.7 billion, which will be recognized throughout the year summed to the default interest.

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	SOFR + 1.17826%	12/24 a 12/25	57	26	84
Scotia	USD	1.4748% p.a.	04/24	503	-	503
Debentures	BRL	IPCA + 4.1682% p.a.	06/28	17	1,896	1,913
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	21	374	394
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	113	47	160
BNB	BRL	IPCA + 1.2228% to 1.4945% p.a.	02/28	50	145	194
Total Financial Debt				**761**	**2,487**	**3,248**
License (5G)	BRL	Selic	12/40	61	917	978
Total Debt Before Lease				**821**	**3,404**	**4,225**
Total Lease	BRL	IPCA/IGP-M (12.36% p.a.)*	10/29	1,816	10,337	12,153
Total Debt				**2,637**	**13,741**	**16,379**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	1Q24	4Q23	3Q23	2Q23
R$ million				
Short-Term Debt	761	1,267	2,278	2,171
Long-Term Debt	2,487	2,504	2,559	2,619
Total Debt	**3,248**	**3,771**	**4,837**	**4,790**
Cash and Cash Equivalents	(3,371)	(5,036)	(4,446)	(3,339)
Net Derivatives-ex C6	(65)	(65)	74	70
Net Debt	**(188)**	**(1,331)**	**465**	**1,521**
License (5G)	978	953	984	953
Net Debt AL	**790**	**(378)**	**1,449**	**2,475**
Total Lease	12,153	12,020	12,366	12,865
Total Net Debt	**12,943**	**11,642**	**13,815**	**15,339**
Net Debt AL /Normalized EBITDA AL*	**0.1x**	**-0.04x**	**0.2x**	**0.3x**
Net Debt Total/Normalized EBITDA	**1.0x**	**1,0x**	**1.2x**	**1.4x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2025	949	2,087
2026	798	1,926
2027	759	1,860
2028	116	1,160
After 2028	781	6,707
Total Debt	**3,404**	**13,741**

Total Debt (post-hedge) was R$16,314 million at the end of March 2024, down by R$2,660 million vs. 1Q23. This decrease reflects (i) the payment of a portion of the short-term financial debt; and (ii) a reduction in total lease, due to the decommissioning of sites.

The Cash and Securities balance totaled R$3,371 million at the end of March 2024, corresponding to a decrease of R$510 million against 1Q23. The year-on-year decrease can be explained due to a combination of operating cash generation, with the expansion of EBITDA, offset by the following disbursements in the period: (i) payment of financial debts (including the settlement of the debt with BNP Paribas bank in January, totaling R$518 million, and with Scotia bank in December, totaling R$979 million); (ii) payments of installments related to the acquisition of 5G frequencies (payment of two installments of the EACE, in April and October 2023, and of the 5G license corresponding to 2023, in December 2023); and (iii) payments of fines related to the decommissioning of towers.

OPERATING AND MARKETING PERFORMANCE

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
Mobile Customer Base ('000)	**61,420**	**61,721**	**-0.5%**	**61,248**	**0.1%**
Prepaid	33,312	35,653	-6.6%	33,634	-1.0%
Postpaid	28,108	26,067	7.8%	27,614	1.8%
Human Postpaid	22,995	21,563	6.6%	22,580	1.8%
4G Users Base ('000)	52,249	55,097	-5.2%	52,783	-1.0%
5G Users Base ('000)	6,167	1,936	218.5%	5,207	18.4%
Market Share	**23.8%**	**24.6%**	**-0.8p.p.**	**23.9%**	**-0.1p.p.**
Prepaid	31.1%	32.1%	-1.0p.p.	31.3%	-0.2p.p.
Postpaid	18.6%	18.6%	-	18.6%	-
Human Postpaid	21.3%	21.5%	-0.2p.p.	21.3%	-
TIM UltraFibra Customer Base ('000)	**806**	**732**	**10.1%**	**802**	**0.5%**
FTTH	733	592	23.8%	719	2.0%
FTTC	73	140	-47.8%	84	-12.9%

MOBILE SEGMENT:

At the end of 1Q24, **TIM recorded 61.4 million mobile lines**, declining by 0.5% YoY. This reduction reflects a combination of growth in the **Postpaid base, reaching 28.1 million lines** (+7.8% YoY), and a decline in the **Prepaid base, reaching 33.3 million lines** (-6.6% YoY). Human Postpaid (ex-M2M) reached 23.0 million lines (+6.6% YoY), reaching an M2M ("Machine-to-Machine") base of 5.1 million lines (+13.5% YoY). **In net additions,** TIM had 493k new lines in the Postpaid segment in 1Q24, of which **415k in Human Postpaid**.

It is worth mentioning that, in March 2023, in order to adapt the distribution of customers migrated from Oi, TIM reclassified 951k customers previously allocated as Control customers to Prepaid, generating an inorganic increase in the Prepaid customer base. On the other hand, this movement had the opposite effect on the Postpaid line.

FIXED SEGMENT:

TIM UltraFibra's customer base came to 806k connections in 1Q24, a YoY growth of 10.1%. The transition of customers to the fiber continues its consistent growth pace: **in the period, the FTTH base expanded by 23.8% YoY**.

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

I. **Commercial Partnerships** with:
   (i) **direct remuneration for the sale of advertising and data intelligence**, in which the main products used are TIM Ads and TIM Insights.
   (ii) **remuneration for data products**, through financial scores and standard validation/authentication products to improve the digital security of our users.

II. **Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is associated to the success of this adhesion and consistent by a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

MOBILE ADVERTISING AND DATA MONETIZATION

In the 1st quarter of 2024, mobile advertising and data monetization revenue grew 4 times compared to the same period in 2023, driven by new mobile advertising agreements and acceleration of scoring operations, in addition to the start of Open Gateway operations. Furthermore, to expand its inventory, TIM began testing advertising campaigns on external platforms ("offsite") using the Retail Media model. Within the scope of Open Gateway, the Mobile World Congress (MWC) reinforced the use of TIM's anti-fraud solutions by relevant customers, such as Itaú. Additionally, technical and commercial integrations with Infobip and Microsoft were announced.

FINANCIAL SERVICES

In 2020, the Company concluded negotiations with Banco C6 and launched exclusive offers for TIM customers who opened accounts with the bank and used its services. In this contract, TIM receives remuneration for active accounts and the option to obtain equity participation in C6 bank as certain goals are achieved, with the number of shares received for each goal achieved varying throughout the contract.

On February 1, 2021, TIM announced that it obtained, within the scope of this partnership, the right to exercise a subscription bonus equivalent to an indirect participation of approximately 1.44% of the share capital of C6 bank, as a result of reaching, in December 2020, from the 1st level of the agreed goals. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank. It is important to highlight that once the option was exercised, TIM began to hold a minority position and without a position of control or significant influence in the management of C6.

Additionally, TIM holds share subscription options, which represent the Company's option to subscribe to 4.44% of C6's shares on March 31, 2024. Considering what has already been exercised, plus the options, the potential participation of TIM at C6 bank could reach approximately 5.88%, except for the ongoing arbitration dispute. More details can be found in Notes 12, 31 and 37 of the Financial Statements.

EDUCATION SERVICES

In the Education pillar, the partnership with Descomplica already surpasses 500k subscribers in various courses such as: preparation for the ENEM, free courses, undergraduate and postgraduate courses. Free courses focused on technology, such as ChatGPT and Artificial Intelligence for Non-Technicians, already reached +35k subscribers in 2024.

HEALTH SERVICES

After carrying out the operational pilots, in January 2024, the partnership was expanded to the entire national territory. Furthermore, the Cartão de Todos product was included in the portfolio, becoming the most used by TIM customers. Today there are already more than 155k customers registered in the partnership, which allows access to telemedicine, consultations, and exams with discounts and 436 private clinics spread throughout Brazil.

INFRASTRUCTURE

Below are the evolution details of our mobile and fixed networks:

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
4G Cities	**5,570**	**5,397**	**3.2%**	**5,570**	**-**
of which 700 MHz enabled	4,770	4,525	5.4%	4,646	2.7%
of which VoLTE enabled	5,570	5,311	4.9%	5,470	1.8%
Urban Population Coverage (4G)	**100%**	**99%**	**0.7p.p.**	**100%**	**-**
of which 700 MHz enabled	97%	96%	1.5p.p.	96%	1.1p.p.
of which VoLTE enabled	100%	99%	0.8p.p.	100%	-
5G Cities	**266**	**45**	**491.1%**	**209**	**27.3%**
4.5G Cities	2,115	1,947	8.6%	2,069	2.2%
3G Cities	4,157	4,139	0.4%	4,157	-
Urban Population Coverage (3G)	95%	94%	0.2p.p.	95%	-0.4p.p.
Biosites	**1,858**	**1,831**	**1.5%**	**1,858**	**-**
Sky Coverage (# sites)	**1,763**	**1,623**	**8.6%**	**1,763**	**-**
Massive MIMO (# sites)**	**2,551**	**2,510**	**1.6%**	**2,540**	**0.4%**
Homes passed*	**12,295**	**8,715**	**41.1%**	**11,700**	**5.1%**
FTTH	11,460	7,432	54.2%	10,788	6.2%
FTTC	3,074	3,031	1.4%	3,069	0.2%
Broadband Coverage Cities	**135**	**76**	**77.6%**	**131**	**3.1%**
FTTH	135	76	77.6%	131	3.1%
FTTC	5	5	-	5	-
FTTCity (# cities)	**1,579**	**1,410**	**12.0%**	**1,537**	**2.7%**

ENVIRONMENTAL, SOCIAL & GOVERNANCE

1Q24 HIGHLIGHTS

- The ESG Committee approved the environmental, social and governance targets which are part of the 2024-26 ESG Plan. The company is reinforcing its climate strategy with the aim of becoming a Carbon Neutral company by 2030 and Net Zero by 2040. Among the social targets, TIM is taking on the challenge of having at least 25% black people in its leadership ranks by 2025 and bringing connectivity to 32 million hectares by the end of 2026.
- TIM was named one of the top ESG companies in the telecommunications sector by Morningstar's Sustainalytics, receiving the "ESG Industry Top-Rated" Seal. The recognition reinforces TIM's good practices in ESG management.
- On International Women's Day, TIM announced the evolution of the Caminho Delas project, transforming all 158 of its own stores in the country into points of reference for women in dangerous situations. More than 2,000 of the company's sales staff have been trained to assist women who seek support in stores in cases of harassment, physical violence and other risk situations, offering a smartphone for connection and a booklet with information and contacts for various public channels and organizations for reporting.
- Leader in 5G and with the largest mobile network in the country with 100% 4G coverage, TIM launched TIM IoT Solutions in March. The aim is to reinforce its expertise in the digital transformation of Brazilian Industry, with a focus on Agribusiness, Utilities, Logistics and Industry 4.0. The company already offers the market the largest IoT network in Brazil.
- Through its partnership with Descomplica, TIM has extended the exclusive benefits it offers its customers, providing discounts on undergraduate and postgraduate courses and free courses on topics such as artificial intelligence and marketing for social networks. Since last year, users of all the operator's plans have been able to prepare for the ENEM for free or with more complete packages starting at R$ 22.90 per month, in an initiative that reinforces access to education.
- Bateria do Instituto TIM was present at the Rio Carnival in the traditional Mini Bloco, which takes place in Praça Xavier de Brito, in Tijuca, Rio de Janeiro. Made up of more than 50 children, young people and adults with and without disabilities, the project promotes social inclusion through music. Under the command of master Mangueirinha, the group entertained the children.
- TIM Tec, Instituto TIM's free online course platform, has reached 240,000 subscribers. São Paulo stands out as the leader in the number of registered users, with more than 20,000 subscribers. With 32 courses available, most of them in the technology area, there is also content aimed at teachers to strengthen basic skills, entrepreneurship and financial education. In addition to the video lessons, there are complementary materials and a certificate for completing the courses.
- Instituto TIM, in partnership with the NGO One by One, has started another class of the Exponential Education course, a technological education project aimed at children, young people and their families. Throughout the learning journey, the 60 students of varying ages, will have the opportunity to develop entrepreneurial skills using various tools. As well as broadening the areas in which participants can work, the course enhances different skills and encourages continuous improvement.
- In the 1st quarter, TIM incorporated five new plants into its operation as part of the evolution of the Distributed Generation (DG) Project, totaling 106 units. The project is responsible for promoting the supply of the network using renewable energy plants leased from partners, with a predominance

of solar plants. The expectation is that by the end of 2024, almost 60% of the energy used by the company will come from DG, reaching a total of 134 plants that will serve 25 Brazilian states.

- TIM ended the 1st quarter with 1,858 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.
- TIM was recognized with the Ombudsman Brazil 2023 Award, granted by the Brazilian Association of Company-Customer Relations, Abrarec, earning it a prominent place on the list of winning companies. The award ceremony, held in São Paulo, celebrated companies that dedicate their efforts to customer service by rewarding successful projects. TIM was the only one in its segment on the list and presented the case "Ease of access, innovation and efficiency generate surprising results", which focused on excellence in the customer experience.

To access the ESG quarterly report, please go to: ESG Quarterly Report

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2024 ("1Q24"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br



EXHIBITS

Exhibit 1: Balance Sheet
Exhibit 2: Income Statement
Exhibit 3: Cash Flow Statement
Exhibit 4: Operating Indicators
Exhibit 5: EBITDA After Lease

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

EXHIBIT 1 – TIM S.A.
Balance Sheet

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
ASSETS	54,334	56,593	-4.0%	55,260	-1.7%
CURRENT ASSETS	10,335	9,903	4.4%	11,404	-9.4%
Cash and cash equivalents	1,985	3,555	-44.2%	3,078	-35.5%
Marketable securities	1,386	326	325.8%	1,958	-29.2%
Trade accounts receivable	4,042	3,393	19.1%	3,710	9.0%
Inventories	405	301	34.4%	332	22.0%
Recoverable income and social contribution taxes	306	400	-23.6%	494	-38.2%
Recoverable taxes, fees and contributions	935	781	19.6%	944	-1.0%
Prepaid expenses	612	625	-2.2%	238	156.5%
Derivative financial instruments	305	235	29.8%	300	1.7%
Leases	31	29	7.7%	30	3.7%
Other assets	329	258	27.7%	320	2.8%
NONCURRENT	44,000	46,690	-5.8%	43,856	0.3%
Noncurrent assets	4,430	5,505	-19.5%	4,368	1.4%
Marketable securities	13	13	-0.5%	13	0.1%
Accounts receivable	190	242	-21.7%	199	-4.7%
Recoverable taxes, fees and contributions	905	920	-1.7%	875	3.5%
Recoverable income and social contribution taxes	208	529	-60.6%	219	-4.8%
Deferred income and social contribution taxes	1,270	1,359	-6.6%	1,257	1.0%
Judicial deposits	686	1,416	-51.6%	690	-0.6%
Other financial assets	214	-	n.a.	217	-1.0%
Prepaid expenses	191	82	132.1%	139	37.3%
Derivative financial instruments	507	667	-24.0%	508	-0.2%
Leases	209	203	2.9%	206	1.4%
Other assets	37	73	-48.7%	46	-18.1%
Permanent Assets	39,570	41,185	-3.9%	39,488	0.2%
Investment	1,428	1,522	-6.1%	1,451	-1.6%
Property, plant and equipment	22,689	23,327	-2.7%	22,412	1.2%
Intangible assets	15,452	16,336	-5.4%	15,625	-1.1%
LIABILITIES	54,334	56,593	-4.0%	55,260	-1.7%
CURRENT LIABILITIES	12,773	13,369	-4.5%	12,883	-0.9%
Loans and financing	761	1,815	-58.1%	1,267	-40.0%
Derivative financial instruments	244	328	-25.4%	240	1.9%
Lease liabilities	1,847	2,072	-10.9%	1,809	2.1%
Suppliers	3,912	3,863	1.3%	4,612	-15.2%
Payroll and related charges	463	419	10.4%	386	19.8%
Taxes, fees and contributions payable	3,116	2,358	32.2%	3,048	2.2%
Income tax and social contribution payable	49	132	-63.2%	64	-24.5%
Dividends and interest on shareholders' equity payable	1,580	672	135.1%	648	143.8%
Authorizations payable	415	525	-21.0%	408	1.7%
Deferred revenues	273	268	2.0%	279	-2.1%
Other contractual obligations	-	789	n.a.	-	-
Other liabilities	114	129	-11.5%	121	-5.9%
NON CURRENT LIABILITIES	16,536	18,009	-8.2%	16,361	1.1%
Loans and financing	2,487	3,135	-20.7%	2,504	-0.7%
Derivative financial instruments	-	64	n.a.	-	-
Lease liabilities	10,547	11,126	-5.2%	10,448	0.9%
Authorizations to pay	1,158	1,200	-3.5%	1,117	3.6%
Taxes, fees and contributions payable	10	13	-23.1%	11	-7.1%
Provision for legal and administrative proceedings	1,529	1,282	19.3%	1,410	8.4%
Pension plan and other postemployment benefits	5	6	-13.8%	5	-
Deferred revenues	609	653	-6.7%	622	-2.0%
Other liabilities	191	531	-64.0%	245	-21.8%
SHAREHOLDERS' EQUITY	25,025	25,216	-0.8%	26,016	-3.8%
Capital	13,478	13,478	-	13,478	-
Capital reserves	391	414	-5.7%	384	1.6%
Income reserves	10,850	10,915	-0.6%	12,160	-10.8%
Equity valuation adjustments	(3)	(4)	-13.8%	(3)	-
Treasury stocks	(9)	(0.2)	5638.5%	(3)	212.6%
Net Income for the period	319	412	-22.6%	-	n.a.

EXHIBIT 2 – TIM S.A.
Income Statement

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Net Revenues	**6,096**	**5,640**	8.1%	**6,275**	-2.9%
Services Revenues	**5,909**	**5,467**	8.1%	**6,035**	-2.1%
Mobile Service	**5,577**	**5,152**	8.3%	**5,706**	-2.3%
Client Generated	5,191	4,822	7.7%	5,285	-1.8%
Interconnection	94	111	-14.6%	101	-6.9%
Customer Platform	31	32	-1.3%	40	-22.0%
Others	260	188	38.4%	280	-7.0%
Fixed Service	**332**	**315**	**5.5%**	**329**	**1.1%**
of which TIM UltraFibra	229	209	9.1%	227	0.7%
Products Revenues	**186**	**174**	**7.3%**	**241**	**-22.6%**
Operating Expenses	**(3,205)**	**(3,065)**	**4.6%**	**(2,822)**	**13.6%**
EBITDA	**2,890**	**2,575**	**12.2%**	**3,453**	**-16.3%**
EBITDA Margin	47.4%	45.7%	1.8p.p.	55.0%	-7.6p.p.
Depreciation & Amortization	**(1,755)**	**(1,777)**	**-1.3%**	**(1,750)**	**0.3%**
Depreciation	(1,276)	(1,293)	-1.4%	(1,267)	0.7%
Amortization	(479)	(484)	-1.0%	(483)	-0.9%
Equity in Earnings	**(23)**	**(19)**	**21.0%**	**(23)**	**-1.7%**
EBIT	**1,113**	**780**	**42.8%**	**1,680**	**-33.8%**
EBIT Margin	18.3%	13.8%	4.4p.p.	26.8%	-8.5p.p.
Net Financial Results	**(525)**	**(223)**	**135.0%**	**(478)**	**9.9%**
Financial Expenses	(754)	(596)	26.6%	(755)	-0.1%
Financial Income	221	375	-41.0%	287	-22.9%
Net Exchange Variation	8	(3)	n.a.	(10)	n.a.
Income before taxes	**588**	**556**	**5.7%**	**1,202**	**-51.1%**
Income Tax and Social Contribution	(69)	(144)	-52.3%	(120)	-42.8%
Net Income	**519**	**412**	**25.9%**	**1,083**	**-52.0%**

NORMALIZED*

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Net Revenues	**6,096**	**5,681**	7.3%	**6,275**	-2.9%
Services Revenues	**5,909**	**5,508**	7.3%	**6,035**	-2.1%
Mobile Service	**5,577**	**5,193**	7.4%	**5,706**	-2.3%
Client Generated	5,191	4,822	7.7%	5,285	-1.8%
Interconnection	94	111	-14.6%	101	-6.9%
Customer Platform	31	32	-1.3%	40	-22.0%
Others	260	229	13.6%	280	-7.0%
Fixed Service	**332**	**315**	**5.5%**	**329**	**1.1%**
of which TIM UltraFibra	229	209	9.1%	227	0.7%
Products Revenues	**186**	**174**	**7.3%**	**241**	**-22.6%**
Operating Expenses	**(3,205)**	**(3,069)**	**4.4%**	**(3,125)**	**2.6%**
Personnel	(364)	(335)	8.7%	(359)	1.4%
Commercial	(980)	(1,034)	-5.2%	(960)	2.1%
Network & Interconnection	(1,135)	(966)	17.4%	(1,032)	10.0%
General & Administrative	(220)	(245)	-10.0%	(233)	-5.5%
Cost Of Goods Sold (COGS)	(248)	(230)	7.7%	(311)	-20.4%
Bad Debt	(166)	(160)	3.7%	(173)	-4.0%
Other Operational Revenues (Expenses)	(93)	(100)	-6.7%	(58)	60.4%
EBITDA	**2,890**	**2,612**	**10.7%**	**3,150**	**-8.2%**
EBITDA Margin	47.4%	46.0%	1.4p.p.	50.2%	-2.8p.p.
Net Financial Results	**(525)**	**(223)**	**135.0%**	**(450)**	**16.6%**
Income Tax and Social Contribution	(69)	(156)	-56.1%	(26)	163.0%
Net Income	**519**	**437**	**19.0%**	**900**	**-42.3%**
Total Normalized Items	-	(24)	n.a.	182	n.a.

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (-R$303.2 million in 4Q23 and -R$4.4 million in 1Q23). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Net Financial Results (+R$27.5 million in 4Q23) and Income Tax and Social Contribution (+R$93.8 million in 4Q23 and -R$12.4 million in 1Q23).

EXHIBIT 3 – TIM S.A.
Cash Flow Statement

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Initial Cash Balance	**3,078**	**2,549**	**20.8%**	**3,609**	**-14.7%**
Earnings Before Taxes Normalized*	588	593	-0.8%	927	-36.5%
Non recurring operating items	-	(37)	n.a.	276	n.a.
Depreciation & Amortization	1,755	1,777	-1.3%	1,750	0.3%
Equity in earnings	23	19	21.0%	23	-1.7%
Residual value of property, plant and equipment and intangible written off	1	(10)	n.a.	4	-70.8%
Interest on asset retirement obligation	3	5	-48.9%	5	-45.1%
Provision for legal and administrative proceedings	90	98	-8.6%	64	39.8%
Monetary adjustments to deposits, administrative and legal proceedings	87	88	-1.7%	93	-6.8%
Interest, monetary and exchange variations of borrowings and other financial adjustments	214	149	43.3%	232	-7.8%
Yield from securities	(47)	(16)	197.0%	(41)	14.2%
Lease interest payable	349	171	104.2%	332	5.1%
Lease interest receivable	(7)	(7)	1.5%	(7)	-1.0%
Gains from Cozani acquisition (via price adjustment)	-	-	n.a.	(303)	n.a.
Provision for expected credit losses	166	160	3.7%	173	-4.0%
Long-term incentive plans	5	6	-20.5%	6	-25.6%
Decrease (increase) in operating assets	**(766)**	**(593)**	**29.0%**	**726**	**n.a.**
Trade accounts receivable	(464)	(133)	249.3%	(265)	75.1%
Taxes and contributions recoverable	187	1	30162.1%	56	231.9%
Inventory	(73)	(65)	12.1%	84	n.a.
Prepaid expenses	(425)	(348)	22.0%	90	n.a.
Judicial deposit	10	(9)	n.a.	734	-98.7%
Other current assets	0.3	(39)	n.a.	28	-98.8%
Increase (decrease) in operating liabilities	**(813)**	**(305)**	**166.9%**	**591**	**n.a.**
Payroll and related charges	76	76	1.1%	8	893.3%
Suppliers	(708)	(382)	85.1%	752	n.a.
Taxes, charges and contributions	(22)	149	n.a.	180	n.a.
Authorizations payable	21	17	25.2%	(148)	n.a.
Payments for legal and administrative proceedings	(63)	(46)	35.2%	(69)	-9.2%
Deferred revenues	(19)	(11)	62.4%	11	n.a.
Other current liabilities	(99)	(106)	-6.5%	(142)	-30.6%
Income tax and social contribution paid	-	(139)	n.a.	-	n.a.
Net Cash (used in) from operations	**1,646**	**1,959**	**-16.0%**	**4,849**	**-66.1%**
Capex	(1,355)	(1,289)	5.1%	(1,292)	4.8%
Redemption of marketable securities	2,055	2,280	-9.8%	957	114.8%
Investment on marketable securities	(1,436)	(399)	259.9%	(2,036)	-29.5%
Other financial assets	-	-	n.a.	(54)	n.a.
Consideration for the acquisition of Cozani, net of cash acquired	-	-	n.a.	(443)	n.a.
Others	3	7	-51.9%	(18)	n.a.
Net cash used in investment activities	**(732)**	**599**	**n.a.**	**(2,885)**	**-74.6%**
Amortization of loans	(589)	(44)	1235.0%	(1,020)	-42.3%
Interest paid - Loans	(30)	(29)	3.9%	(71)	-57.6%
Payment of lease liability	(409)	(455)	-10.2%	(435)	-6.1%
Interest paid on lease liabilities	(359)	(351)	2.4%	(352)	1.8%
Lease incentives	34	-	n.a.	-	n.a.
Derivative financial instruments	(5)	(18)	-75.4%	(197)	-97.7%
Dividends and interest on shareholder's equity paid	(645)	(655)	-1.5%	(419)	54.1%
Purchase of treasury shares, net of disposals	(5)	-	n.a.	-	n.a.
Net cash used in financing activities	**(2,007)**	**(1,552)**	**29.3%**	**(2,495)**	**-19.5%**
Cash Flow	**(1,093)**	**1,006**	**n.a.**	**(531)**	**105.9%**
Final Cash Balance	**1,985**	**3,555**	**-44.2%**	**3,078**	**-35.5%**

* EBT normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23), Costs section (-R$303.2 million in 4Q23 and -R$4.4 million in 1Q23) and in Net Financial Results (+R$27.5 million in 4Q23).

EXHIBIT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
Mobile Customer Base ('000)	61,420	61,721	-0.5%	61,248	0.1%
Prepaid	33,312	35,653	-6.6%	33,634	-1.0%
Postpaid	28,108	26,067	7.8%	27,614	1.8%
Postpaid (ex-M2M)	22,995	21,563	6.6%	22,580	1.8%
4G Users Base ('000)	52,249	55,097	-5.2%	52,783	-1.0%
5G Users Base ('000)	6,167	1,936	218.5%	5,207	18.4%
Market Share	23.8%	24.6%	-0.8p.p.	23.9%	-0.1p.p.
Prepaid	31.1%	32.1%	-1.0p.p.	31.3%	-0.2p.p.
Postpaid	18.6%	18.6%	-	18.6%	-
Postpaid (ex-M2M)	21.3%	21.5%	-0.2p.p.	21.3%	-
Monthly Churn (%)	2.8%	3.5%	-0.7p.p.	3.0%	-0.2p.p.
Reported Mobile ARPU (R$)	30.3	27.7	9.7%	31.1	-2.4%
Normalized Mobile ARPU (R$)	30.3	27.9	8.8%	31.1	-2.4%
Prepaid	14.6	13.9	5.4%	15.6	-6.4%
Postpaid	42.1	40.5	4.1%	43.0	-2.1%
Postpaid (ex-M2M)	51.0	48.0	6.3%	52.2	-2.2%
TIM UltraFibra Customer Base ('000)	806	732	10.1%	802	0.5%
FTTH	733	592	23.8%	719	2.0%
FTTC	73	140	-47.8%	84	-12.9%
TIM UltraFibra Net Additions ('000)	4	16	-76.0%	12	-66.5%
TIM UltraFibra ARPU (R$)	95.8	92.9	3.1%	94.8	1.1%
Handsets Sold ('000)	160	144	11.1%	190	-15.8%

EXHIBIT 5 – TIM S.A.
EBITDA After Lease

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Normalized EBITDA*	**2,890**	**2,612**	**10.7%**	**3,150**	**-8.2%**
Total Lease Effect**	**(693)**	**(792)**	**-12.5%**	**(688)**	**0.6%**
Total Lease Received	15	14	3.5%	16	-10.3%
Total Lease Payment	(707)	(806)	-12.2%	(705)	0.3%
Payment of lease liability	(409)	(455)	-10.2%	(435)	-6.1%
Interest paid on lease liabilities	(359)	(351)	2.4%	(352)	1.8%
Lease incentives	34	-	n.a.	-	n.a.
Normalized decomissioning fines	27	-	n.a.	83	-67.9%
Normalized EBITDA-AL	**2,198**	**1,820**	**20.7%**	**2,461**	**-10.7%**
Normalized EBITDA-AL Margin	36.1%	32.0%	4.0p.p.	39.2%	-3.2p.p.
Capex	(1,355)	(1,289)	5.1%	(1,292)	4.8%
Normalized EBITDA-AL - Capex	**843**	**532**	**58.6%**	**1,169**	**-27.9%**
Normalized EBITDA-AL Margin - Capex	13.8%	9.4%	4.5p.p.	18.6%	-4.8p.p.

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (-R$303.2 million in 4Q23 and -R$4.4 million in 1Q23).

** Total lease effect normalizing the impact of the fines related to the decommissioning of sites (+R$26.6 million in 1Q24 and +R$83.0 million in 4Q23) and discounting contractual incentives (+R$33.9 million in 1Q24). The incentives are discounts applied over the payment of leases in accordance with the agreed contractual conditions.